Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

June 17, 2024

VIA EDGAR TRANSMISSION

Mr. David Mathews

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tidal Trust II (the “Trust”)
Post-Effective Amendment No. 195 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos. 811-23793; 333-264478

Dear Mr. Mathews:

This correspondence concerns the Amendment and the Trust’s proposed new series, the Defiance 2X Short MSTR ETF (the “Fund”). After further analysis of the Fund’s strategy and VaR calculations over various periods, the Trust has decided to reduce the Fund’s leverage target. Initially, the Fund’s leverage target was -200%, which was then reduced to -175%. The new leverage target will be -150%. Consequently, the Fund’s name has been changed to “Defiance Daily Target 1.5X Short MSTR ETF.”

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7700 (Extension 746) or mpellegrino@tidalfg.com.

Sincerely,

/s/ Michael Pellegrino
Michael Pellegrino
General Counsel
Tidal Investments LLC